August 11, 2010

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAVVIS, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed on March 5, 2010 File no. 000-29375

Dear Mr. Krikorian:

This letter sets forth the responses of SAVVIS, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 29, 2010, with respect to the above referenced Form 10-K. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses immediately below those comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 3

Competition, page 8

1.	We note your response to prior comment 1. We are unable to agree with your assertion that the section of your annual report containing the narrative description of your business provides potential investors and other readers with a materially complete, comprehensive discussion of the factors identified by Item 101(c)(1)(x) of Regulation S-K that are material to an understanding of your business. Please include such disclosure in future filings. To the extent that you choose to include disclosure responsive to Item 101(c)(1)(x) of Regulation S-K in subsections of Item 1 other than “Competition,” include a cross-reference in the “Competition” section that directs readers to the sections containing such responsive disclosure. Please confirm your understanding.

Although the Company continues to believe that its current disclosures comply with Item 101(c)(1)(x) of Regulation S-K, it will evaluate and include additional information, as appropriate, in future filings. The Company also confirms that if and to the extent responsive information is included in subsections of the “Business” section other than under the caption “Competition,” it will include cross references to those other sections.

Savvis	10900 Hampshire Ave. S., Bloomington, MN 55438
www.savvis.net	Office 952.852.4898 Fax: 952.852.4810

Mr. Stephen Krikorian

August 11, 2010

Item 11. Executive Compensation, page 46 (Incorporated by Reference From Proxy Statement Filed March 26, 2010)

Annual Bonuses

2009 Annual Incentive Plan, page 19

2.	We note your response to prior comment 3. As your disclosure and response indicate, two named executive officers received 110% of the outstanding portion of their full-year target opportunity, two received 100%, and one received 90%. Neither your disclosure in your 2010 proxy statement (the proxy statement specifically incorporated by reference in your annual report for the fiscal year ended December 31, 2009), nor your response, address the specific individual goals for each named executive officer, how you determined each named executive officer’s performance against their individual goals, and how you quantified performance against such goals. See Item 402(a)(2) of Regulation S-K. As such, we reissue prior comment 3 in part.

We assume that the Staff’s comment is referring to Item 402(b)(2) of Regulation S-K, as opposed to Item 402(a).

Instruction 1 to Item 402(b) states that “the purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” The introductory language to Item 402(b) recognizes that the disclosure “will vary depending upon the facts and circumstances. As the Staff observed in Staff Observations in the Review of Executive Compensation Disclosure, (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm):

In adopting the Compensation Discussion and Analysis, the Commission presented a disclosure concept and provided both principles and examples to help companies identify disclosure applicable to their own facts and circumstances…. The principles-based disclosure concept allows each company to assess its own facts and circumstances and determine what elements of the company’s compensation policies and decisions are material and warrant disclosure. (emphasis added)

As we stated in our previous response, the achievement of corporate goals is responsible for 100% of individual bonus determinations for the named executive officers. The individual goals and objectives simply are benchmarks against which to assess individual performance. The Committee exercises its discretion to award bonuses below, equal to, or in excess of each executive’s bonus target. The Committee’s assessment of performance is subjective, and the individual goals are not weighted. As such, the individual goals are not a material part of the Company’s compensation policies. To suggest differently in the Compensation Discussion and Analysis would give more weight to the individual goals and objectives than the Committee actually assigns to them in administering the Company’s compensation policies.

Mr. Stephen Krikorian

August 11, 2010

Nonetheless, the Company will take the Staff’s comments into account in connection with preparing future disclosures. To the extent that additional information regarding individual goals is material and warrants disclosure, the Company will describe the individual goals and how the Committee subjectively assessed performance against them.

Consolidated Financial Statements

Note 7. Long-Term Debt, page 69

3.	We note your response to prior comment 5. Consider including a brief summary of the criteria outlined in your response that would cause the notes to become redeemable in future filings. In addition, consider including disclosure regarding your current classification and the possible reclassification of the component to temporary equity.

The Company will consider the matters identified by the Staff in future filings.

In our view, the foregoing fully responds to the Staff’s comments, and we do not believe that any amendments to the referenced prior filings are necessary. Please contact me at (952) 852-4898 with any additional questions or comments.

* * * * *

As requested by the Staff, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Peter J. Bazil
Peter J. Bazil
Vice President, General Counsel & Secretary